CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395





September 4, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed document as identified in Exhibit A attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

dw 9/19

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田仁

Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosure

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

None.

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Annual Securities Report (including audited consolidated and non-consolidated financial statements)

   a. Annual Securities Report, dated June 25, 2007, for the 20th fiscal year ended March 31, 2007 (a brief description of the said Report is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated June 25, 2007, adding the Annual Securities Report set forth in a. above to the list of documents incorporated by reference in the Shelf Registration Statement dated October 17, 2005 (the "Shelf Registration Statement") with regard to the registration of the bonds to be issued in the aggregate principal amount up to 500,000 million yen

2. Confirmation of the Adequacy of the Annual Securities Report

   a. Confirmation of the Adequacy of the Annual Securities Report, dated June 25, 2007, filed with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (a brief description of the said document is set forth in Exhibit B)

3. Supplemental Document to the Shelf Registration Statement, filed with the Director of the Tokai Local Finance Bureau, with respect to the Company's Bonds to be Offered for Subscription

   a. Supplemental Document to the Shelf Registration Statement, dated May 9, 2007 in connection with the issuance of the 30th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

4. Press releases which may be material to an investment decision

   a. Press release titled "Issuance of Domestic Straight Bonds" dated May 9, 2007 (an English translation is attached as Attachment 1)

   b. Press release titled "Notice of Date, Etc. of the 20th Ordinary General Meeting of Shareholders" dated May 18, 2007 (an English translation is attached as Attachment 2)

c. Press release titled "Determination of Candidates for Directors and Corporate Auditors, Etc." dated May 18, 2007 (an English translation is attached as Attachment 3)

5. Annual reports to shareholders (*houkokusho*) (including summary annual financial statements)

    a. Annual reports to shareholders (*houkokusho*) for the 20th fiscal year ended March 31, 2007 (a brief description of the said document is set forth in Exhibit B)

6. Convocation Notices of an Ordinary General Meeting of Shareholders

    a. Convocation Notice of the 20th Ordinary General Meeting of Shareholders dated June 6, 2007 (including the business report, the consolidated and non-consolidated financial statements for the 20th fiscal year ended March 31, 2007) and the reference materials for the Ordinary General Meeting of Shareholders (an English translation (excluding the attachments) is attached as Attachment 4)

7. Notice of the Resolution of an Ordinary General Meeting of Shareholders, including dividend information

    a. Notice of the Resolution of the 20th Ordinary General Meeting of Shareholders dated June 22, 2007, including year-end dividend information (an English translation is attached as Attachment 5)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited consolidated and non-consolidated financial statements), dated June 25, 2007, for the 20th fiscal year ended March 31, 2007

Under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), the Company, which has its common stock listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, the "Stock Exchanges"), is required to file with the Director of the Kanto Local Finance Bureau (the "KLFB"), an Annual Securities Report within three months following the end of each fiscal year, *i.e.*, March 31. An Annual Securities Report filed by the Company is made public at the KLFB, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Securities and Exchange Law.

The information contained in the above-referenced Annual Securities Report for the 20th fiscal year includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management for the fiscal year ended March 31, 2007. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended March 31, 2007 are also included therein.

The information contained in the above-referenced Annual Securities Report, which is material to investment decisions, is also contained, to a large extent, in the brief announcement of the annual consolidated financial statements and the summary of the annual non-consolidated financial statements for the fiscal year ended March 31, 2007, which were dated April 26, 2007, respectively. The extracted English translations thereof have been furnished under Rule 12g3-2(b) with a letter dated September 4, 2007.

2. Confirmation of the Adequacy of the Annual Securities Report, dated June 25, 2007, filed with the Stock Exchanges

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation") and the similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file with each such Exchange, a Confirmation of the Adequacy of the Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report with the Director of the KLFB. A Confirmation of the Adequacy of the Annual Securities Report filed by the Company is made public by the said Exchanges under their respective applicable rules and regulations.

3. Supplemental Document to the Shelf Registration Statement, dated May 9, 2007 in connection with the issuance of the 30th Series Unsecured Bonds

Subject to the filing of the Shelf Registration Statement filed as of October 17, 2005, when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen (JPY 100,000,000) or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement under the Securities and Exchange Law.

The above-referenced Supplemental Document contains certain specified terms and conditions of the 30th Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 30th Series Unsecured Bonds, and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the press release dated May 9, 2007 (Attachment 1).

4. Annual report to shareholders (*houkokusho*) (including summary annual financial statements) for the 20th fiscal year ended March 31, 2007

An annual report to shareholders is not required to be prepared, made public or distributed to shareholders under Japanese laws. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced annual report is a message from management, certain topics, such as the determination of the specification of N700 Rolling Stock improvements of the Tokaido Shinkansen transportation services, as well as reports on the revision of timetables, and the commencement of the new ticket reservation system, financial highlights, a group companies' profile, management profile, corporate data, information for shareholders (*i.e.,* handling business of shares) the status of common stock and major stockholders of the Company, preferment (*i.e.,* hospitality programs for stockholders), and the operating area map of the JR Tokai lines.

The information contained in this report, which is material to an investment decision, including financial information, is also contained, to a large extent, in the brief announcement of the annual consolidated financial statements and the summary of the annual non-consolidated financial statements for the fiscal year ended March 31, 2007,

which were dated April 26, 2007, respectively. The extracted English translations thereof have been furnished under Rule 12g3-2(b) with a letter dated September 4, 2007.

[TRANSLATION]

May 9, 2007
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1.	Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Thirtieth Series (Ranking *pari passu* among the Bonds)
2.	Aggregate Principal Amount	JPY20,000,000,000
3.	Sales Price	JPY99.97 per each Bond of JPY100
4.	Interest Rate	1.78%
5.	Subscription Yield	1.783% (non-compound interest)
6.	Redemption Date (Maturity)	May 19, 2017
7.	Issue Date	May 21, 2007
8.	Lead Managers	Mitsubishi UFJ Securities Co., Ltd. Daiwa Securities SMBC Co., Ltd.
9.	Rating	Aa2 (Moody's), AA (R&I)

End of Document

For details:
Public Relations
Department
052-564-2330

[TRANSLATION]

May 18, 2007

To Whom It May Concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto,
President and Representative Director
(Code: 9022, First Section of TSE, OSE and NSE)
Contact Person: Katsumi Miyazawa,
General Manager of the Public Relations Department
(Telephone No.: 052-564-2549)

Notice of Date, Etc. of the 20th Ordinary General Meeting of Shareholders

Notice is hereby given that, at the meeting of the Board of Directors held on May 18, 2007, the Company resolved on the date, etc. of the 20th ordinary general meeting of shareholders as follows.

1. Date and Time: June 22, 2007 (Friday) at 10:00 a.m.

2. Place: The Westin Nagoya Castle
3-19, Hinokuchi-cho, Nishi-ku, Nagoya, Aichi Prefecture

(Referential Matters)

- Expected Date of Payment of Dividends (Expected date on which the payment of dividends takes effect):
June 25, 2007 (Monday)

- Expected Date of Presentation of Annual Securities Reports:
June 25, 2007 (Monday)

End of Document

[TRANSLATION]

May 18, 2007

To: Whom it may concern

Company Name: Central Japan Railway Company

Name of Representative: Masayuki Matsumoto
President and Representative Director

(Code No. 9022, First Section of TSE, OSE and NSE)

Contact Person: Katsumi Miyazawa
General Manager of the Public Relations Department
(Tel. 052-564-2549)

DETERMINATION OF CANDIDATES FOR DIRECTORS AND CORPORATE AUDITORS, ETC.

At the meeting of the Board of Directors that was held today, a candidate for Director (one (1) person) and candidates for Corporate Auditors (five (5) persons) to be submitted to the 20th ordinary general meeting of shareholders (to be held on June 22, 2007) have been determined. In addition, the change of responsibilities assigned to Corporate Officers (as of June 22, 2007) has been determined.

The composition of Directors, Corporate Auditors and Corporate Officers as of June 22, 2007 is to be as follows.

1. Appointment and Retirement of Directors and Corporate Auditors

(1) Candidate for new Director (one (1) person)

Tsutomu Morimura

He has been commissioned the Manager of the General Technology Division. (He is currently acting as Corporate Executive Officer and General Manager of the Technology Research and Development Department of the General Technology Division.)

(2) Candidates for re-appointment of Corporate Auditor (four (4) persons)

Tadahiko Nakamura
Mitsuhiko Koga

Toshiaki Araya
Toshitaka Hayakawa

Messrs. Mitsuhiko Koga and Toshitaka Hayakawa from among the above-mentioned candidates satisfy the qualifications of a candidate for an outside corporate auditor provided for in Article 2, Paragraph 3, Item 8 of the Ordinance for Enforcement of the Company Law.

(3) Candidate for new Corporate Auditor (one (1) person)

Shigeo Kifuji (currently an attorney-at-law)

The above-mentioned candidate, Mr. Shigeo Kifuji, satisfies the qualifications of a candidate for an outside corporate auditor provided for in Article 2, Paragraph 3, Item 8 of the Ordinance for Enforcement of the Company Law.

(4) Corporate Auditor to retire (one (1) person)

Hironori Aihara

2. Election of Director with Title

A Director with a title will be determined by a meeting of the Board of Directors to be held after the above-mentioned general meeting of shareholders. The details are as follows.

- Person to be appointed as Executive Director:

  Tsutomu Morimura
  (He is to be newly appointed as Executive Director.)

3. Change of Responsibilities Shared among Directors

The change of responsibilities shared among Directors will be determined at a meeting of the Board of Directors to be held after the above-mentioned general meeting of shareholders. The details are as follows.

Toyonori Noda
Senior Executive Director

To be commissioned the Manager of the Tokaido Shinkansen 21st Century Division and be in charge of the Construction Department

(He is currently acting as Senior Executive Director and Manager of both the General Technology Division and the Tokaido Shinkansen 21st Century Division and in charge of the Construction Department.)

4. Change of Responsibilities Assigned to Corporate Officers

Masaki Seki, Corporate Officer, is to be commissioned the General Manager of the Technology Research and Development Department of the General Technology Division.

(He is currently acting as Corporate Officer and Deputy General Manager of the Technology Research and Development Department of the General Technology Division.)

5. Responsibilities Shared among Directors (Reference) --- Exhibit 1 hereto

6. Responsibilities Assigned to Corporate Officers (Reference) --- Exhibit 2 hereto

Exhibit 1

May 18, 2007
Central Japan Railway Company

RESPONSIBILITIES SHARED AMONG DIRECTORS

The responsibilities shared among Directors as of June 22, 2007 are to be as follows.

Chairman and Representative Director	Yoshiyuki Kasai	
President and Representative Director	Masayuki Matsumoto	
Executive Vice President and Representative Director	Masataka Ishizuka	In charge of the back-office (the Secretarial Department, the Audit Department, the Public Relations Department, the Administration Department, the Legal Affairs Department, the Personnel Department and the Marketing Division)
Executive Vice President and Representative Director	Yoshiomi Yamada	In charge of the Corporate Planning Division, the Tokaido Shinkansen 21st Century Division, the Finance Department, the Property Management Department and the Business Promotion Division
Executive Vice President and Representative Director	Akira Nakagawa	In charge of the technology divisions, Line Operations Divisions and the Transportation Safety Department
Senior Executive Director	Koushi Akutsu	Commissioned the Manager of the Shinkansen Operations Division
Senior Executive Director	Takao Innami	In charge of the Finance Department and the Property Management Department
Senior Executive Director	Toyonori Noda	Commissioned the Manager of the Tokaido Shinkansen 21st Century Division and in charge of the Construction Department
Executive Director	Kouei Tsuge	Commissioned the Secretarial

		Department Manager and in charge of the Administration Department and the Personnel Department
Executive Director	Mitsuru Nakamura	Commissioned the Manager of the Corporate Planning Division
Executive Director	Tsutomu Morimura	Commissioned the Manager of the General Technology Division
Executive Director	Masayuki Kono	In charge of the Audit Department and the Marketing Division
Executive Director	Junichi Hirasawa	Commissioned the Manager of the Business Promotion Division
Director	Shin Kaneko	Commissioned the Manager of the Personnel Department
Director	Naotoshi Yoshikawa	Commissioned the Manager of the Transportation Safety Department
Director	Haruo Goto	Commissioned the Manager of the Conventional Lines Operations Division
Director	Katsumi Miyazawa	Commissioned the Manager of the Public Relations Department
Director	Yukihiro Masuda	Commissioned the Manager of the Construction Department
Director (Non Full-time)	Fujio Cho	(Chairman and Representative Director of Toyota Motor Corporation)
Director (Non Full-time)	Shunichi Kodama	
Director (Non Full-time)	Kenji Koroyasu	(Attorney-at-law)
Full-time Corporate Auditor	Tadahiko Nakamura	
Full-time Corporate Auditor	Mitsuhiko Koga	
Full-time Corporate Auditor	Toshiaki Araya	
Corporate Auditor	Toshitaka Hayakawa	(Chairman and Representative Director of Toho Gas Co., Ltd.)

Corporate Auditor	Shigeo Kifuji	(Attorney-at-law)

Exhibit 2

May 18, 2007
Central Japan Railway Company

RESPONSIBILITIES ASSIGNED TO CORPORATE OFFICERS

The responsibilities assigned to Corporate Officers as of June 22, 2007 are as follows.

Corporate Officer	Takashi Ono	In charge of Economic Research and Medical Affairs
Corporate Officer	Osamu Nakayama	Commissioned the General Manager of the Washington Office
Corporate Officer	Masaki Seki	Commissioned the General Manager of the Technology Research and Development Department of the General Technology Division
Corporate Officer	Teruo Kachi	Commissioned the Manager of the Legal Affairs Department
Corporate Officer	Kazumasa Ishizu	Commissioned the Manager of the Shizuoka Branch Office
Corporate Officer	Akira Sugimoto	Commissioned the Manager of the Kansai Branch Office
Corporate Officer	Sumio Kudo	Commissioned the General Manager of the Technology Planning Department of the General Technology Division
Corporate Officer	Tadashi Morishita	Commissioned the Deputy Director General of the Tokaido Shinkansen 21st Century Division
Corporate Officer	Noriyuki Shirakuni	Commissioned the Director General of the Maglev Systems Development Division of the Tokaido Shinkansen 21st Century Division
Corporate Officer	Takatoshi Yoshida	Commissioned the Deputy Director General of the Construction

		Department
Corporate Officer	Tsutomu Yamamori	Commissioned the General Manager of the Employees Training Centers, and commissioned the General Manager of the Mishima Employee Training Center
Corporate Officer	Yutaka Osada	Commissioned the Deputy Director General of the Shinkansen Operations Division, and commissioned the Manager of the Electrical Engineering Department of the Shinkansen Operations Division
Corporate Officer	Hideo Izumi	Commissioned the Station Master of Tokyo Station of the Shinkansen Operations Division

[TRANSLATION]

(Securities Identification Code: 9022)
June 6, 2007

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-4, Meieki 1-chome, Nakamura-ku, Nagoya,
Aichi Prefecture

CONVOCATION NOTICE OF THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 20th ordinary general meeting of shareholders of Central Japan Railway Company will be held as set forth below. You are cordially invited to attend the meeting.

If you are unable to attend the meeting, we request that you exercise your voting rights in writing. After examining the reference materials set forth below, please indicate your approval or disapproval on the voting form enclosed herewith, affix your seal thereto and then send it back to us so that it reaches us no later than 5:30 p.m. on June 21, 2007.

Description

1. Date and Time: From 10:00 a.m. on Friday, June 22, 2007

2. Place: The Westin Nagoya Castle
3-19 Hinokuchi-cho, Nishi-ku, Nagoya, Aichi Prefecture
(Please see the map of the meeting place for the general meeting of shareholders at the end of this notice.)

3. Purpose of the Meeting:

Matters to be Reported:

1. Report on the details of the business report, and the consolidated and non-consolidated financial statements for the 20th fiscal year (from April 1, 2006 to March 31, 2007)

2. Report on the results of the audit, by the Independent Auditors and the Board of Corporate Auditors, of the consolidated financial statements

Matters to be Resolved:

Proposal 1: Appropriation of retained earnings

Proposal 2: Election of one (1) Director

Proposal 3:	Election of five (5) Corporate Auditors
Proposal 4:	Payment of bonuses to Directors and Corporate Auditors
Proposal 5:	Revision of the amount of compensation, etc. to be paid to Directors and Corporate Auditors

-End-

Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance of the meeting place.

[TRANSLATION]

(Securities Identification Code: 9022)
June 22, 2007

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-4, Meieki 1-chome, Nakamura-ku, Nagoya,
Aichi Prefecture

NOTICE OF RESOLUTIONS OF THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Please be informed that the reports were given and resolutions were adopted at the 20th ordinary general meeting of shareholders of Central Japan Railway Company held on the date hereof, as described below:

Description

Matters to be Reported:

1. Report on the details of the business report, and the consolidated and non-consolidated financial statements for the 20th fiscal year (from April 1, 2006 to March 31, 2007)

2. Report on the results of the audit, by the Independent Auditors and the Board of Corporate Auditors, of the consolidated financial statements

The details of each item above were reported.

Matters to be Resolved:

Proposal 1: Appropriation of retained earnings

This proposal was resolved and approved in accordance with the original proposal. The amount of year-end dividends was determined to be four thousand (4,000) yen per share.

Proposal 2: Election of one (1) Director

This proposal was resolved and approved in accordance with the original proposal. Mr. Tsutomu Morimura was elected as Director and assumed his office.

Proposal 3: Election of five (5) Corporate Auditors

This proposal was resolved and approved in accordance with the original proposal. Messrs. Tadahiko Nakamura, Mitsuhiko Koga, Toshiaki Araya, Toshitaka Hayakawa and

Shigeo Kifuji were elected as Corporate Auditors and assumed their respective offices.

Messrs. Mitsuhiko Koga, Toshitaka Hayakawa and Shigeo Kifuji satisfy the qualification of an outside corporate auditor provided for in Article 2, Item 16 of the Company Law.

Proposal 4: Payment of bonuses to Directors and Corporate Auditors

This proposal was resolved and approved in accordance with the original proposal. The Company determined to pay bonuses to twenty (20) Directors (including two (2) outside directors) and five (5) Corporate Auditors who were in office as of the end of this fiscal year, in the total amount of 333,065,000 yen (in which 46,263,000 yen is to be paid as the bonuses to the Corporate Auditors and 4,876,000 yen is to be paid as the bonuses to the outside directors).

Proposal 5: Revision of the amount of compensation, etc. to be paid to Directors and Corporate Auditors

This proposal was resolved and approved in accordance with the original proposal. The Company determined that, since 2007, the amount of monies to be received by Directors and Corporate Auditors from the Company as the compensation, bonuses or other consideration for execution of their duties will be revised to be 1,500,000,000 yen or lower per annum for Directors (50,000,000 yen or lower per annum for outside directors) and 250,000,000 yen or lower per annum for Corporate Auditors.

The amount of monies to be received by Directors from the Company as the compensation, bonuses or other consideration for execution of their duties does not include any amount of salaries, bonuses, etc. received by Directors who also hold the post of employees of the Company, as employees.

-End-

Additional Statement

1. By the resolution of the meeting of the Board of Directors held after the close of this general meeting of shareholders, Mr. Tsutomu Morimura was elected as the Executive Director and assumed his office.

2. By the resolution of the meeting of the Board of Corporate Auditors held after the close of this general meeting of shareholders, Messrs. Tadahiko Nakamura, Mitsuhiko Koga and Toshiaki Araya were elected as Full-time Corporate Auditor and assumed their respective offices.

Re: Payment of Year-End Dividends for the 20th Fiscal Year

1. If you have designated dividends to be transferred to an account of a financial institution, please find the Statements of Dividends for the 20th Fiscal Year and the Information regarding the Account for Transfer of Dividends which are enclosed for shareholders who have designated the transfer of dividends.

2. For shareholders other than shareholders who have designated the transfer of dividends, the Notice of Postal Transfer Payment is enclosed, so please receive dividends at a nearby post office. Your prompt receipt of dividends would be appreciated.

END